SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2005
Bayer Aktiengesellschaft
Bayer Corporation*
(Translation of registrant’s name into English)
Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)
          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A
          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A
          Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Stockholders’ Newsletter 2005
Full-year earnings guidance raised again
Interim Report as of September 30, 2005

Bayer Group Key Data

€ million	Third Quarter			First Nine Months			Full Year
	2004	2005	Change	2004	2005	Change	2004

Net sales	5,485	6,531	+ 19.1%	17,167	20,288	+ 18.2%	23,278

Change in sales
Volume	+ 6%	+ 1%		+ 8%	+ 1%		+ 8%
Price	+ 1%	+ 7%		0%	+ 8%		+ 1%
Currency	– 4%	+ 2%		– 5%	0%		– 4%
Portfolio	0%	+ 9%		– 1%	+ 9%		– 1%

EBITDA[1]	747	1,370	+ 83.4%	2,993	3,986	+ 33.2%	3,834
of which special items	(77)	206		(185)	(38)		(235)

Operating result (EBIT)	266	870	•	1,530	2,620	+ 71.2%	1,875
of which special items	(77)	179		(189)	(65)		(242)

Return on sales	4.8%	1 3.3%		8.9%	12.9%		8.1%

Non-operating result	(161)	(182)	– 13.0%	(491)	(442)	+ 10.0%	(657)

Net income	52	493	•	617	1,551	+ 151.4%	685
Earnings per share (€)[2]	0.07	0.68		0.84	2.12		0.94

Gross cash flow[3]	627	920	+ 46.7%	2,206	2,929	+ 32.8%	2,885

Net cash flow[4]	525	1,438	+ 173.9%	1,395	2,227	+ 59.6%	2,262

Capital expenditures (total)	289	346	+ 19.7%	711	798	+ 12.2%	1,251

Research and development expenses	460	448	– 2.6%	1,381	1,355	– 1.9%	1,927

Depreciation and amortization	481	500	+ 4.0%	1,463	1,366	– 6.6%	1,959

Number of employees at end of period				92,600	93,800	+ 1.3%	91,700

Personnel expenses	1,563	1,321	– 1 5.5%	4,470	4,364	– 2.4%	6,026

[1]	EBITDA = operating result (EBIT) plus depreciation and amortization

[2]	Earnings per share = as defined in IAS 33: net income divided by the average number of shares outstanding (730.34 million shares)

[3]	Gross cash flow = operating result (EBIT) plus depreciation and amortization, minus income taxes, minus gains/plus losses on retirements of noncurrent assets, plus/minus changes in pension provisions

[4]	Net cash flow = cash flow from operating activities according to IAS 7
     2004 figures restated (for details see notes beginning on page 32)

Contents
Interim Report as of September 30, 2005

(4)	Interim Report as of September 30, 2005
(4)	Overview of Sales, Earnings and Financial Position
(6)	Outlook
(7)	Performance by Subgroup and Segment
(8)	Bayer HealthCare
(12)	Bayer CropScience
(14)	Bayer MaterialScience
(16)	Performance by Region
(18)	Liquidity and Capital Resources
(19)	Employees
(20)	Legal Risks
(22)	Subsequent Events
(23)	Bayer Stock
(24)	Bayer Group Statements of Income
(25)	Bayer Group Balance Sheets
(26)	Bayer Group Statements of Cash Flows
(27)	Bayer Group Statements of Recognized Income and Expense
(27)	Bayer Group Statements of Changes in Stockholders’ Equity
(28)	Notes
(28)	Key Data by Segment
(30)	Key Data by Region
(32)	Notes to the Interim Report as of September 30, 2005
(42)	Financial Calendar

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Underlying operating result doubled
Full-year earnings guidance raised again
•	Third-quarter sales up 19 percent to €6.5 billion

•	Strong gains by all subgroups

•	Group net income up from €52 million to €493 million

•	Net cash flow improved from €0.5 billion to €1.4 billion

•	Full-year underlying EBIT expected to increase by about 50 percent
Overview of Sales, Earnings and Financial Position
Bayer had a very successful third quarter. As well as increasing sales and earnings, we posted particularly strong growth in cash flow. All subgroups contributed to this positive performance, bringing us another major step closer to meeting our profitability targets.
Group sales rose 19.1 percent from the prior-year quarter, to €6,531 million. Adjusted for currency and portfolio effects, sales increased by 8.1 percent. The increase in business was mainly due to HealthCare, which successfully integrated the Roche OTC business while achieving a pleasing rate of organic growth at the same time. MaterialScience also registered dynamic growth against the background of continuing strong demand, with selling prices at a much higher level than in the same period of 2004. CropScience sales also moved ahead.
The gratifying business trend led to a substantial advance in the third-quarter operating result. EBIT before special items more than doubled, increasing by 101.5 percent to €691 million. All subgroups registered strong gains, with the largest earnings contributions coming from HealthCare and MaterialScience.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Earnings grew fastest at MaterialScience and CropScience. Margins in our industrial business widened considerably, and CropScience, which traditionally has a comparatively weak third quarter due to seasonal factors, boosted its operating result by €125 million and made a positive contribution to earnings. The rise in operating profit in HealthCare was chiefly attributable to strong growth in the Pharmaceuticals, Biological Products segment. Bayer Group EBITDA before special items climbed by 41.3 percent to €1,164 million.
Third-quarter earnings were boosted by net special gains of €179 million (2004: net special charges of €77 million). As indicated in our mid-year interim report, changes to our pension plans in the United States and Germany resulted in a non-cash one-time gain in the third quarter. Conclusive determination of the relevant pension entitlements resulted in an aggregate one-time earnings contribution of €280 million. The principal special charges for the period were €33 million for the reorganization of our polyurethanes business, €27 million in write-downs on buildings, €25 million in litigation-related expenses and €13 million in integration costs for the consumer health business acquired from Roche.
Third-quarter EBIT after special items advanced by €604 million to €870 million (2004: €266 million). EBITDA rose by 83.4 percent to €1,370 million (2004: €747 million). After deducting the non-operating result of minus €182 million (2004: minus €161 million), pre-tax income came to €688 million (2004: €105 million). Group net income — after income taxes, an after-tax loss from discontinued operations, and minority interests — amounted to €493 million (2004: €52 million).
Gross cash flow advanced by 46.7 percent to €920 million, mainly due to the strong growth in EBIT. Net cash flow improved even more substantially, rising by €913 million to €1,438 million. This amount includes a €518 million cash inflow from the reduction of working capital.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
We also recorded a highly satisfactory operating performance for the first nine months. Sales advanced by 18.2 percent from the same period of 2004, and EBIT climbed by 71.2 percent to €2,620 million. Underlying EBIT also showed an appreciable year-on-year improvement to €2,685 million (+56.2 percent), while EBITDA increased by 33.2 percent to €3,986 million. Net income for the nine-month period came in at €1,551 million (2004: €617 million).
We also made further progress in reducing our net debt, which was down by €897 million compared to June 30, 2005, at €5,978 million. Pension obligations also declined compared to the end of the second quarter by €261 million, to €7,063 million. This decrease resulted from the changes to our pension plans made in the third quarter. The net effect of changes in the discount rates for pension obligations was immaterial.
Outlook
The strategic realignment has sustainably enhanced the Bayer Group’s operational efficacy and earning power. The extensive action we have taken to contain costs and enhance efficiency has paid off.
We believe the world economy will go on expanding despite high oil prices. The United States should continue to see robust growth. In Asia, too, the economy appears to be back on a path of rapid growth following a slight dip. In Europe, however, we continue to anticipate a more subdued economic environment. In Latin America, the present upward trend should be maintained.
Against the background of the strong third quarter, we are again raising our forecast for the full year. We now expect to improve underlying EBIT by about 50 percent — compared to our previous guidance of 40 percent — from the €2,117 million recorded for last year, and we confirm our target of generating more than €26 billion in sales.
Accordingly, we anticipate a significant year-on-year improvement in underlying EBIT in the fourth quarter.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
We expect to take net special charges for the full year of between €100 million and €150 million. This figure does not include any additional litigation-related expense, particularly in connection with antitrust proceedings, which currently is not quantifiable (see Legal Risks, page 20).
We plan total capital expenditures of approximately €1.2 billion in 2005 to safeguard the long-term growth of the enterprise. This is equivalent to about 70 percent of projected depreciation and amortization.
We estimate our total research and development expenditures for 2005 at about €1.9 billion, more than 80 percent of which will be spent on the search for new active substances and applications in HealthCare and CropScience.
The aim of our efforts in the coming years will be to match the margins of the best competitors in all of our businesses and to grow at least as fast as our markets. Our performance so far in 2005 shows we are on the right track.
Performance by Subgroup and Segment
Our realigned business activities are grouped in the Bayer HealthCare, Bayer CropScience and Bayer MaterialScience subgroups. In light of the changes to the Bayer Group’s portfolio at the beginning of this year, especially the spin-off of Lanxess and the acquisition of the Roche OTC (over-the-counter) medicines business, we have altered our segmentation — starting in the first quarter — as shown below. Full details of the new reporting segments are given in the notes on page 37.

Subgroups	Segments	Sales	Proportion of	Sales	Proportion of
		9M	Group Sales	9M	Group Sales
€ million		2004	%	2005	%

HealthCare		6,000	35	6,878	34
	Pharmaceuticals, Biological Products	2,939	17	2,969	15
	Consumer Care	1,006	6	1,705	8
	Diabetes Care, Diagnostics	1,457	9	1,564	8
	Animal Health	598	3	640	3

CropScience		4,498	26	4,519	22
	Crop Protection	3,724	22	3,714	18
	Environmental Science, BioScience	774	4	805	4

MaterialScience		6,196	36	7,917	39
	Materials	2,339	14	2,998	15
	Systems	3,857	22	4,919	24

Reconciliation		473	3	974	5

Bayer Group (continuing operations)		17,167	100	20,288	100

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Bayer HealthCare
The Bayer HealthCare subgroup lifted sales in the third quarter by 21.0 percent year on year to €2,373 million, mainly because of the acquisition of the Roche consumer health business. Adjusted for currency and portfolio changes, sales rose by 6.5 percent.
Third-quarter EBIT improved by 54.7 percent to €427 million, chiefly as a result of the one-time gain from the changes in our pension plans. Before special items, EBIT increased by €39 million to €355 million (+12.3 percent).
Pharmaceuticals, Biological Products
Sales of the Pharmaceuticals, Biological Products segment increased by €113 million, or 12.3 percent, from the prior-year quarter, to €1,029 million.
Sales of the Pharmaceuticals Division in the third quarter came to €756 million (+6.2 percent). Continuing strong sales of our products more than offset the sales declines in the United States resulting from the expiration of market exclusivity for Cipro® and Schering-Plough’s marketing of our primary care products. Sales of both Levitra® (+48.9 percent) and Trasylol® (+31.3 percent) benefited from successful marketing activities.
The Biological Products Division lifted third-quarter revenues by €69 million to €273 million, with sales of Kogenate® alone rising by a gratifying €45 million, or 31.7 percent, thanks to continuing strong business in the United States and western Europe. This trend was enhanced by the market introduction of the BioSet® delivery device for more convenient infusion.
Third-quarter EBIT for the segment grew by €92 million year on year, to €188 million, including net special gains of €30 million. EBIT before special items advanced from €124 million to €158 million (+27.4 percent), due primarily to the growth in business and the earnings contributions from the Schering-Plough alliance.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter

Bayer HealthCare	Third Quarter		Change	First Nine Months		Change
€ million	2004	2005	%	2004	2005	%

Net sales	1,961	2,373	+21.0	6,000	6,878	+14.6
EBITDA*	382	589	+54.2	1,092	1,257	+15.1
Operating result (EBIT)	276	427	+54.7	771	868	+12.6
of which special items	(40)	72		(40)	(128)
Gross cash flow*	253	370	+46.2	710	830	+16.9
Net cash flow*	247	538	+117.8	649	826	+27.3

Best-Selling Bayer HealthCare Products

Ascensia® product line (Diabetes Care)	174	177	+1.7	467	508	+8.8
Kogenate® (Biological Products)	142	187	+31.7	398	486	+22.1
Adalat® (Pharmaceuticals)	163	165	+1.2	503	485	–3.6
Aspirin®
(Consumer Care/Pharmaceuticals)	156	159	+1.9	443	455	+ 2.7
Ciprobay®/Cipro® (Pharmaceuticals)	149	135	–9.4	632	407	–35.6
ADVIA Centaur® System (Diagnostics)	107	127	+18.7	323	370	+14.6
Avalox®/Avelox® (Pharmaceuticals)	64	64	0.0	223	245	+9.9
Glucobay® (Pharmaceuticals)	70	76	+8.6	213	222	+4.2
Advantage®/Advantix® (Animal Health)	61	64	+4.9	173	195	+12.7
Levitra® (Pharmaceuticals)	45	67	+48.9	151	190	+25.8
Trasylol® (Pharmaceuticals)	48	63	+31.3	121	164	+35.5
Aleve® (naproxen) (Consumer Care)	58	51	–12.1	172	124	–27.9
Rapidlab®/Rapidpoint® (Diagnostics)	37	42	+13.5	111	119	+7.2
Baytril® (Animal Health)	41	40	–2.4	113	113	0.0
Canesten® (Consumer Care)	36	40	+11.1	106	110	+3.8
Total	1,351	1,457	+7.8	4,149	4,193	+1.1
Proportion of Bayer HealthCare sales	69%	61%		69%	61%

Pharmaceuticals, Biological Products

Net sales	916	1,029	+12.3	2,939	2,969	+ 1.0
Pharmaceuticals	712	756	+6.2	2,362	2,268	–4.0
Biological Products	204	273	+33.8	577	701	+21.5
EBITDA*	136	256	+88.2	450	528	+17.3
Operating result (EBIT)	96	188	+95.8	326	383	+17.5
of which special items	(28)	30		(28)	(88)
Gross cash flow*	91	155	+70.3	276	335	+21.4
Net cash flow*	103	253	+145.6	226	304	+34.5

*	for definition see Bayer Group Key Data on page 2

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Consumer Care
Sales of the Consumer Care segment advanced by 70.0 percent to €590 million, of which the OTC business acquired from Roche accounted for €258 million.
Integration of that business is proceeding on schedule. Sales of products acquired through this transaction, such as Bepanthen®/Bepanthol®, Rennie® and Supradyn®, continued to develop well.
Although demand for Aleve® continued to recover, sales were still down 12.1 percent compared with the third quarter of 2004 despite the FDA Advisory Committee’s positive findings in connection with the debate about non-steroidal anti-inflammatory drugs (NSAIDs) in the United States.
EBIT grew by €18 million, or 32.1 percent, to €74 million despite high marketing expenses, with the OTC products acquired from Roche accounting for the major part of the increase. EBIT before special items rose by 11.8 percent.
Diabetes Care, Diagnostics
Third-quarter sales of the Diabetes Care, Diagnostics segment rose by €39 million, or 7.8 percent, to €542 million.
In the Diabetes Care Division, sales increased by 3.9 percent to €188 million thanks to strong growth in Europe. Sales of the Diagnostics Division advanced 9.9 percent to €354 million, mainly on account of growth in business with our laboratory testing systems in the United States and Europe.
This segment’s EBIT improved by €38 million to €104 million. Underlying EBIT was only 1.5 percent above the prior-year quarter, at €67 million, due to higher marketing costs.
Animal Health
Third-quarter sales of the Animal Health segment posted a gratifying 8.7 percent increase to €212 million, due primarily to good business with the Advantage® product line, particularly in the United States. EBIT of the segment was up by €3 million to €61 million. While EBIT before special items dropped by €4 million, or 6.9 percent, it should be kept in mind that the previous year’s figure contained €8 million in income from a real-estate sale.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter

Consumer Care	Third Quarter			First Nine Months
€ million	2004	2005	Change %	2004	2005	Change %

Net sales	347	590	+70.0	1,006	1,705	+69.5
EBITDA*	74	106	+43.2	208	208	0.0
Operating result (EBIT)	56	74	+32.1	156	119	–23.7
of which special items	(12)	(2)		(12)	(84)
Gross cash flow*	47	84	+78.7	140	152	+8.6
Net cash flow*	29	90	•	112	184	+64.3

Diabetes Care, Diagnostics

Net sales	503	542	+7.8	1,457	1,564	+7.3
Diabetes Care	181	188	+3.9	490	525	+7.1
Diagnostics	322	354	+9.9	967	1,039	+7.4
EBITDA*	109	161	+47.7	282	352	+24.8
Operating result (EBIT)	66	104	+57.6	154	213	+38.3
of which special items	0	37		0	37
Gross cash flow*	85	83	–2.4	205	228	+11.2
Net cash flow*	76	104	+36.8	227	218	–4.0

Animal Health
Net sales	195	212	+8.7	598	640	+7.0
EBITDA*	63	66	+4.8	152	169	+11.2
Operating result (EBIT)	58	61	+5.2	135	153	+13.3
of which special items	0	7		0	7
Gross cash flow*	30	48	+60.0	89	115	+29.2
Net cash flow*	39	91	+133.3	84	120	+42.9

*	for definition see Bayer Group Key Data on page 2

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Bayer CropScience
Sales of the Bayer CropScience subgroup rose by 4.2 percent in the third quarter to €1,171 million. Currency- and portfolio-adjusted sales remained steady year on year. Third-quarter EBIT improved significantly, from minus €96 million to plus €70 million. Before special items, EBIT climbed by €125 million to €17 million. This was due to the absence of the goodwill amortization contained in the prior-year figure, an improved product mix and cost savings.
Crop Protection
Sales of the Crop Protection segment came in at €979 million, up 2.4 percent from the previous year. Sales in the Insecticides business unit dropped by 3.7 percent to €289 million. Much lower pest infestation in cotton diminished sales of our products, particularly in the Asia-Pacific region. By contrast, revenues of our Fungicides business unit held steady year on year. Sales in South America were below the prior-year period, due mainly to the after-effects of the drought and to adverse exchange rates for Brazilian farmers. Helping to offset this effect was increased business in North America, particularly with trifloxystrobin for the the preventive treatment of soybeans against Asian rust. Strong volume gains, chiefly for Atlantis® in Europe, pushed up sales of the Herbicides business unit by 9.5 percent to €335 million.
EBIT of the Crop Protection segment increased by €138 million year on year to €53 million. Before special items, EBIT improved by a substantial €94 million. The main factors in this earnings growth were new, higher-margin crop protection products and cost savings.
Environmental Science, BioScience
Sales of the Environmental Science, BioScience segment rose by 14.3 percent in the third quarter, to €192 million. Sales of the Environmental Science Business Group advanced by 16.0 percent year on year to €145 million. Our professional products business expanded considerably in North America and the Middle East. Sales of the BioScience Business Group moved ahead by 9.3 percent to €47 million, mainly as a result of good business with FiberMax® (cotton seed) and vegetable seeds.
EBIT of the segment grew by €28 million to €17 million. Before special gains, EBIT improved by €31 million compared to the third quarter of 2004. Here, the main contributory factor to earnings growth was improved business with professional products of the Environmental Science Business Group in the United States.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter

Bayer CropScience	Third Quarter			First Nine Months
€ million	2004	2005	Change %	2004	2005	Change %

Net sales	1,124	1,171	+4.2	4,498	4,519	+0.5
EBITDA*	81	227	+180.2	978	1,090	+11.5
Operating result (EBIT)	(96)	70	•	442	646	+46.2
of which special items	12	53		(29)	19
Gross cash flow*	143	155	+8.4	682	773	+13.3
Net cash flow*	239	301	+25.9	585	535	-8.5

Best-Selling Bayer CropScience Products

Confidor® /Gaucho®/Admire®/Merit® (Insecticides/Seed Treatment/ Environmental Science)	137	140	+2.2	466	465	–0.2
Folicur®/Raxil® (Fungicides/Seed Treatment)	88	82	–6.8	300	265	–11.7
Basta®/Liberty® (Herbicides)	26	32	+23.1	149	170	+14.1
Puma® (Herbicides)	32	25	–21.9	174	165	–5.2
FLINT®/Stratego®/Sphere® (Fungicides)	36	42	+16.7	148	129	–12.8
Decis®/K-Othrine® (Insecticides/Environmental Science)	47	39	–17.0	138	124	–10.1
Betanal® (Herbicides)	10	10	0.0	126	114	–9.5
Fenikan® (Herbicides)	50	53	+6.0	90	94	+4.4
Proline® (Fungicides)	0	3	•	24	89	•
Atlantis® (Herbicides)	14	19	+35.7	48	78	+62.5
Total	440	445	+ 1.1	1,663	1,693	+1.8
Proportion of Bayer CropScience sales	39%	38%		37%	37%

Crop Protection

Net sales	956	979	+2.4	3,724	3,714	–0.3
Insecticides	300	289	–3.7	1,069	997	–6.7
Fungicides	223	222	–0.4	911	938	+3.0
Herbicides	306	335	+9.5	1,406	1,414	+0.6
Seed Treatment	127	133	+4.7	338	365	+8.0
EBITDA*	54	175	•	748	853	+14.0
Operating result (EBIT)	(85)	53	•	317	485	+53.0
of which special items	0	44		(41)	14
Gross cash flow*	114	114	0.0	539	603	+11.9
Net cash flow*	139	118	–15.1	466	288	–38.2

Environmental Science, BioScience

Net sales	168	192	+14.3	774	805	+4.0
Environmental Science	125	145	+16.0	527	535	+1.5
BioScience	43	47	+9.3	247	270	+9.3
EBITDA*	27	52	+92.6	230	237	+3.0
Operating result (EBIT)	(11)	17	•	125	161	+28.8
of which special items	12	9		12	5
Gross cash flow*	29	41	+41.4	143	170	+18.9
Net cash flow*	100	183	+83.0	119	247	+107.6

* for definition see Bayer Group Key Data on page 2

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Bayer MaterialScience
The Bayer MaterialScience subgroup achieved continued strong sales growth of 18.4 percent to €2,639 million in the third quarter. Volumes remained more or less steady at the previous year’s very high level. Adjusted for currency and portfolio effects, the increase came to 13.4 percent. The Polycarbonates, H.C. Starck and Polyurethanes business units contributed particularly to this positive trend.
EBIT of the subgroup improved markedly compared to the third quarter of 2004, advancing by €287 million to €406 million. Underlying EBIT rose by €220 million, or 150.7 percent, to €366 million. This figure contains €13 million in gains from hedging activities. Raw material costs remained steady at the previous year’s high level. In contrast to 2004, however, we succeeded in implementing significant price increases, thus achieving the necessary margin improvements in the most important businesses.
Materials
Sales of the Materials segment came to €1,030 million in the third quarter, up 22.8 percent from the same period of 2004. This improvement resulted mainly from price increases, particularly in Europe and Asia. Our Polycarbonates and H.C. Starck business units contributed decisively to this pleasing trend in prices.
Third-quarter EBIT improved by €116 million, or 152.6 percent, to €192 million. Underlying EBIT rose by 117.1 percent. Earnings growth was attributable mainly to the Polycarbonates business unit, which improved its margins by raising prices.
Systems
In the Systems segment, too, price increases — primarily in North America — were instrumental in raising third-quarter sales by 15.8 percent to €1,609 million. The Polyurethanes and Inorganic Basic Chemicals business units accounted for the greater part of the increase.
EBIT of the Systems segment also climbed sharply in the third quarter, rising by €171 million to €214 million. Underlying EBIT advanced by 187.1 percent to €201 million. In this segment too, the necessary price increases played a key role in boosting earnings.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Bayer MaterialScience

	Third Quarter			First Nine Months
€ million	2004	2005	Change %	2004	2005	Change %

Net sales	2,228	2,639	+ 18.4	6,196	7,917	+ 27.8
EBITDA*	262	542	+ 106.9	909	1,539	+ 69.3
Operating result (EBIT)	119	406	•	469	1,139	+ 142.9
of which special items	(27)	40		(27)	30
Gross cash flow*	163	408	+ 150.3	658	1,097	+ 66.7
Net cash flow*	(1)	494	•	192	763	•

Materials

Net sales	839	1,030	+ 22.8	2,339	2,998	+ 28.2
Polycarbonates	516	668	+ 29.5	1,435	1,935	+ 34.8
Thermoplastic Polyurethanes	46	49	+ 6.5	138	144	+ 4.3
Wolff Walsrode	88	86	– 2.3	246	246	0.0
H.C. Starck	189	227	+ 20.1	520	673	+ 29.4
EBITDA*	131	247	+ 88.5	363	674	+ 85.7
Operating result (EBIT)	76	192	+ 152.6	186	513	+ 175.8
of which special items	0	27		0	27
Gross cash flow*	89	194	+ 118.0	268	486	+ 81.3
Net cash flow*	25	149	•	100	293	+ 193.0

Systems

Net sales	1,389	1,609	+ 15.8	3,857	4,919	+ 27.5
Polyurethanes	1,021	1,153	+ 12.9	2,753	3,564	+ 29.5
Coatings, Adhesives, Sealants	311	332	+ 6.8	935	994	+ 6.3
Inorganic Basic Chemicals	52	96	+ 84.6	152	285	+ 87.5
Others	5	28	•	17	76	•
EBITDA*	131	295	+ 125.2	546	865	+ 58.4
Operating result (EBIT)	43	214	•	283	626	+ 121.2
of which special items	(27)	13		(27)	3
Gross cash flow*	74	214	+ 189.2	390	611	+ 56.7
Net cash flow*	(26)	345	•	92	470	•

*	for definition see Bayer Group Key Data on page 2

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Regional sales (by Market) per Segment

	Europe				North America
				Change				Change
				in Local				in Local
			Change	Currencies			Change	Currencies
€ million	2004	2005	%	%	2004	2005	%	%

Third Quarter

Pharmaceuticals, Biological Products	365	380	+ 4.1	+ 4.8	248	303	+ 22.2	+ 20.3
Consumer Care	98	240	+ 144.9	+ 144.8	164	183	+ 11.6	+ 11.9
Diabetes Care, Diagnostics	185	205	+ 10.8	+ 10.4	226	232	+ 2.7	+ 2.2
Animal Health	58	57	– 1.7	– 2.6	76	85	+ 11.8	+ 13.1
Crop Protection	297	323	+ 8.8	+ 8.7	145	182	+ 25.5	+ 20.7
Environmental Science, BioScience	45	46	+ 2.2	+ 2.0	73	94	+ 28.8	+ 25.2
Materials	354	421	+ 18.9	+ 19.3	174	224	+ 28.7	+ 28.0
Systems	654	724	+ 10.7	+ 10.6	367	461	+ 25.6	+ 24.7
Total region (incl. reconciliation)	2,222	2,714	+ 22.1	+ 22.2	1,474	1,767	+ 19.9	+ 18.7

First Nine Months

Pharmaceuticals, Biological Products	1,105	1,190	+ 7.7	+ 7.8	932	801	– 14.1	– 13.6
Consumer Care	299	744	+ 148.8	+ 148.4	458	472	+ 3.1	+ 5.7
Diabetes Care, Diagnostics	582	631	+ 8.4	+ 8.4	611	638	+ 4.4	+ 6.8
Animal Health	193	190	– 1.6	– 1.9	223	241	+ 8.1	+ 11.0
Crop Protection	1,476	1,524	+ 3.3	+ 2.3	821	891	+ 8.5	+ 9.8
Environmental Science, BioScience	285	291	+ 2.1	+ 2.1	340	353	+ 3.8	+ 5.3
Materials	1,002	1,260	+ 25.7	+ 25.9	506	657	+ 29.8	+ 33.5
Systems	1,766	2,296	+ 30.0	+ 30.0	1,095	1,389	+ 26.8	+ 30.2
Total region (incl. reconciliation)	7,171	9,011	+ 25.7	+ 25.5	4,990	5,454	+ 9.3	+ 11.5
Performance by Region
Bayer raised third-quarter sales by a substantial €1,046 million to €6,531 million (+19.1 percent). About half of this growth was generated in Europe, where sales increased by €492 million (+22.1 percent) to €2,714 million. Business growth in Germany was above the average, with sales up €302 million to €1,046 million (+40.6 percent). After adjusting for portfolio effects — mainly sales to Lanxess — the improvement in Germany was around 11 percent, with HealthCare and MaterialScience the principal contributors.
Sales in North America moved ahead 19.9 percent to €1,767 million. In local currencies the increase was 18.7 percent. All subgroups shared in this growth.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter

					Latin America/				Total
		Asia/Pacific			Africa/Middle East				Segment
				Change				Change				Change
				in Local				in Local				in Local
			Change	Currencies			Change	Currencies			Change	Currencies
€ million	2004	2005	%	%	2004	2005	%	%	2004	2005	%	%

Third Quarter

Pharmaceuticals, Biological Products	214	234	+ 9.3	+ 7.8	89	112	+ 25.8	+ 17.4	916	1,029	+ 12.3	+ 10.9

Consumer Care	10	34	—	—	75	133	+ 77.3	+ 66.5	347	590	+ 70.0	+ 68.8
Diabetes Care, Diagnostics	63	71	+ 12.7	+ 11.4	29	34	+ 17.2	+ 8.2	503	542	+ 7.8	+ 6.7
Animal Health	31	34	+ 9.7	+ 8.0	30	36	+ 20.0	+ 7.3	195	212	+ 8.7	+ 6.7
Crop Protection	193	202	+ 4.7	+ 2.2	321	272	– 15.3	– 23.8	956	979	+ 2.4	– 1.7
Environmental Science, BioScience	20	25	+ 25.0	+ 21.8	30	27	– 10.0	– 14.0	168	192	+ 14.3	+ 11.7
Materials	252	302	+ 19.8	+ 19.4	59	83	+ 40.7	+ 35.7	839	1,030	+ 22.8	+ 22.3
Systems	227	245	+ 7.9	+ 6.5	141	179	+ 27.0	+ 20.1	1,389	1,609	+ 15.8	+ 14.6
Total region (incl. reconciliation)	1,011	1,162	+ 14.9	+ 13.1	778	888	+ 14.1	+ 6.3	5,485	6,531	+ 19.1	+ 17.4

First Nine Months

Pharmaceuticals, Biological Products	636	665	+ 4.6	+ 5.4	266	313	+ 17.7	+ 15.6	2,939	2,969	+ 1.0	+ 1.2
Consumer Care	31	93	+ 200.0	+ 199.4	218	396	+ 81.7	+ 79.4	1,006	1,705	+ 69.5	+ 69.9
Diabetes Care, Diagnostics	178	199	+ 11.8	+ 11.7	86	96	+ 11.6	+ 7.9	1,457	1,564	+ 7.3	+ 8.1
Animal Health	89	102	+ 14.6	+ 14.1	93	107	+ 15.1	+ 10.3	598	640	+ 7.0	+ 7.2
Crop Protection	604	600	– 0.7	– 0.8	823	699	– 15.1	– 19.7	3,724	3,714	– 0.3	– 1.4
Environmental Science, BioScience	79	91	+ 15.2	+ 16.0	70	70	0.0	– 2.7	774	805	+ 4.0	+ 4.5
Materials	673	846	+ 25.7	+ 28.1	158	235	+ 48.7	+ 47.8	2,339	2,998	+ 28.2	+ 29.6
Systems	597	717	+ 20.1	+ 21.1	399	517	+ 29.6	+ 26.5	3,857	4,919	+ 27.5	+ 28.3
Total region (incl. reconciliation)	2,887	3,353	+ 16.1	+ 16.9	2,119	2,470	+ 16.6	+ 13.2	17,167	20,288	+ 18.2	+ 18.4
Performance by Region
Asia/Pacific and Latin America/Africa/Middle East also contributed to the positive overall performance, with sales gains of 14.9 and 14.1 percent, respectively, HealthCare and MaterialScience being the main growth drivers in both regions. Higher sales in the Pharmaceuticals, Biological Products segment in particular, along with the portfolio-related increase in the Consumer Care segment, more than compensated for lower sales in CropScience due to the prolonged drought and to pressure on prices in Brazil.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Liquidity and Capital Resources
Key Cash Flow Data

€ million	Third Quarter		First Nine Months
	2004	2005	2004	2005

Gross cash flow*	627	920	2,206	2,929
Changes in working capital	(102)	518	(811)	(702)
Net cash provided by (used in) operating activities (net cash flow, continuing operations)	525	1,438	1,395	2,227
Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	129	(12)	106	(34)
Net cash provided by (used in) operating activities (net cash flow, total)	654	1,426	1,501	2,193
Net cash provided by (used in) investing activities (total)	(243)	(392)	(28)	(1,092)
Net cash provided by (used in) financing activities (total)	(465)	154	(1,600)	(1,623)
Change in cash and cash equivalents due to business activities (total)	(54)	1,188	(127)	(522)

*	for definition see Bayer Group Key Data on page 2
The considerable year-on-year growth in earnings led to a most encouraging 46.7 percent improvement in third-quarter gross cash flow, to €920 million (2004: €627 million). Despite a significant improvement in pre-tax income, tax payments were only slightly higher than for the prior-year quarter. The earnings effects of the changes to our pension plans in the United States and Germany were non-cash items and thus did not influence the gross or net cash flows. The net cash flow rose very strongly by €913 million to €1,438 million (2004: €525 million). We succeeded in reducing working capital in the MaterialScience subgroup despite the expansion in business. The other major factor in this positive performance was the seasonal drop in trade receivables at CropScience.
There was a net cash outflow of €392 million (2004: €243 million) for investing activities. This amount included higher disbursements for property, plant, equipment and licenses.
The net cash inflow of €154 million from financing activities (2004: outflow of €465 million) resulted primarily from the placement of a subordinated hybrid bond issue in the amount of €1.3 billion. This cash inflow was partly offset by an outflow for the partial repurchase of the 5.375 percent bond issue, the nominal value of the bonds repurchased being approximately €860 million. The higher interest payments result from the €43 million in accrued interest paid in connection with this transaction.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Net Debt from Continuing Operations

€ million	Sept. 30,	Sept. 30,	Dec. 31,
	2004	2005	2004

Noncurrent financial liabilities as per balance sheets (including derivatives)	6,582	7,086	7,025
Current financial liabilities as per balance sheets (including derivatives)	1,637	2,199	2,166
Derivative receivables	(504)	(267)	(701)
Debt	7,715	9,018	8,490
Liquid assets as per balance sheets	(2,820)	(3,040)	(3,599)
Net debt	4,895	5,978	4,891
Net debt on September 30, 2005 stood at €5,978 million, a drop of €897 million from June 30, 2005. Including marketable securities and other instruments, the Bayer Group had liquid assets of €3,040 million.
Employees
On September 30, 2005, the Bayer Group had 93,800 employees in continuing operations, 1,200 more than on September 30, 2004. Headcount was 2,100 higher than at year end 2004. The increase was primarily due to the transfer of employees from Roche following the acquisition of the consumer health business. At the same time, there was a reduction in the workforce in the United States as a consequence of the Schering-Plough alliance.
The increase in the third quarter was due mainly to new trainees and to hirings in the Asia-Pacific region. The Bayer Group expects headcount to total about 94,600 at year end 2005.
Since the start of this year, headcount rose by 1,300 in Europe due mainly to the acquisition of the Roche consumer health business, by 1,000 in Latin America/Africa/Middle East and about 1,400 in Asia/Pacific. The number of employees in North America declined by 1,600, mostly as a consequence of the Schering-Plough alliance.
Third-quarter personnel expenses decreased by 15.5 percent year on year, to €1,321 million. However, after adjusting for the income from the changes in our pension plans recognized in the third quarter of 2005, personnel expenses rose by 2.4 percent.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Legal Risks
Increased risks currently result from litigation commenced in the United States following Bayer’s voluntary market withdrawals of Lipobay/Baycol (cerivastatin) and of products containing phenylpropanolamine (PPA), as well as from actions related to Bayer’s ciprofloxacin anti-infective product and actions and/or investigations relating to certain rubber related and polyester polyols/urethane related lines of business.
Lipobay/Baycol: Over the course of the Lipobay/Baycol litigation Bayer has been named as a defendant in approximately 14,900 cases worldwide (more than 14,700 of them in the U.S.). As of the end of October 2005, the number of Lipobay/Baycol cases pending against Bayer worldwide was 6,055 (5,984 of them in the U.S., including several class actions). As of the end of October 2005, Bayer had settled 3,058 Lipobay/Baycol cases worldwide without acknowledging any liability and resulting in settlement payments of approximately US$ 1,143 million. On a voluntary basis and without acknowledging any legal liability, Bayer will continue its policy of trying to agree on fair compensation for people who experienced serious side effects from Lipobay/Baycol. After more than four years of litigation we are currently aware of fewer than 50 cases in the United States that in our opinion hold a potential for settlement, although we cannot rule out the possibility that additional cases involving serious side effects from Lipobay/Baycol may come to our attention. In addition, there could be further settlements of cases outside of the United States. In the 2003 and 2004 fiscal years, Bayer took charges to the operating result totaling €347 million in connection with the Lipobay/Baycol litigation risk, over and beyond the insurance coverage. An additional €30 million charge to the operating result was taken for the first nine months of 2005 in light of settlements already concluded or expected to be concluded and anticipated defense costs.
PPA: Bayer is a defendant in numerous product liability lawsuits relating to phenylpropanolamine (PPA), which was previously contained in a cough/cold product of the company supplied in effervescent-tablet form. The first PPA lawsuits were filed after the U.S. Food and Drug Administration recommended in the fall of 2000 that manufacturers voluntarily cease marketing products containing this active ingredient. Since that time, Bayer and other manufacturers of PPA-containing products, along with several retailers and distributors, have been named in numerous lawsuits in the United States brought by plaintiffs alleging injuries related to the claimed ingestion of PPA.
Of the approximately 3,000 PPA cases filed against Bayer, approximately 360 cases remained pending against the company as of the end of October 2005. Bayer is the sole manufacturer named as a defendant in approximately 240 cases and co-defendant together with other former manufacturers of PPA-containing products in approximately 120 cases. In addition there are currently approximately 295 cases pending appeal, filed by plaintiffs whose suits were dismissed in the first instance on the grounds of procedural deficiency. There are approximately 75 further cases which have been dismissed based upon forum non conveniens grounds which plaintiffs may refile in the proper jurisdictions.
All other cases filed against Bayer have been dismissed, withdrawn or settled. Further dismissals are possible, particularly should plaintiffs fail to comply with court orders requiring the submission of causative evidence. As of the end of October 2005, we have settled 228 cases without acknowledging liability resulting in payments of some US$ 40 million.
Three PPA cases against Bayer have gone to trial so far with two resulting in defense verdicts for Bayer and one in which the plaintiff was awarded damages amounting to US$ 400,000 being settled while on appeal in July 2005.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Taking into account insurance coverage, a €16 million charge for settlements and further defense costs was recorded in 2004. An additional €49 million charge has been recorded in 2005 for settlements already concluded or expected to be concluded. Further charges may need to be recorded should the company become aware of additional cases with a potential for settlement. Also, due to the uncertainty associated with the remaining balance of pending PPA cases, potential liability for those cases still cannot be estimated and thus it was not possible to record additional provisions for potential liabilities.
Bayer intends to continue to vigorously defend all those Lipobay/Baycol and PPA lawsuits in which a settlement is in our view not warranted or cannot be reasonably achieved.
Since the existing insurance coverage is exhausted, it is possible — depending on the future progress of the litigation — that Bayer could face further payments that are not covered by the accounting measures already taken. We will regularly review the possibility of further accounting measures depending on the progress of the litigation.
Cipro ®: 39 putative class action lawsuits, one individual lawsuit and one consumer protection group lawsuit against Bayer involving the drug Cipro ® have been filed since July 2000 in the United States. The plaintiffs are suing Bayer and other companies also named as defendants, alleging that a settlement to end patent litigation reached in 1997 between Bayer and Barr Laboratories, Inc. violated certain antitrust laws. The plaintiffs claim the alleged violation prevented the marketing of generic ciprofloxacin as of 1997. In particular, they are seeking treble damages under U.S. law. Bayer believes the plaintiffs will not be able to establish that the settlement with Barr was outside of the scope of Bayer’s valid Cipro ® patent, which patent has been the subject of a successful re-examination by the U.S. Patent and Trademark Office and of successful defenses in U.S. Federal Courts.
All of the actions pending in federal court were consolidated in federal court in New York in a Multi-district pretrial proceeding. On March 31, 2005, this court granted Bayer’s motion for summary judgment and dismissed all of plaintiffs’ claims. The plaintiffs are appealing this decision. In addition Bayer is involved in several proceedings pending before various state courts. Bayer believes that it has meritorious defenses to the claims raised in these proceedings and will continue to vigorously defend the litigation.
Rubber, polyester polyols, urethane: Proceedings remain pending before the E.U. Commission and the U.S. and Canadian antitrust authorities in connection with alleged anticompetitive conduct involving certain products in the rubber field. In two cases Bayer AG has already reached agreements with the U.S. Department of Justice to pay fines, amounting to US$ 66 million for antitrust violations relating to rubber chemicals and US$ 4.7 million for those relating to acrylonitrile-butadiene rubber. Both these agreements have received court approval and the respective amounts have been paid. Provisions of €50 million were established in 2003 for risks arising out of the E.U. Commission’s investigations, although a reliable estimate cannot yet be made as to the expected amount of any fines.
Bayer Corporation has reached agreement with the U.S. Department of Justice to pay a fine of US$ 33 million for antitrust violations in the United States relating to adipic-based polyester polyols. The court has approved the agreement and the respective amount has been paid. A similar investigation is pending in Canada, but it is not currently possible to estimate the amount of any fine that may result.
A number of civil lawsuits for damages have been filed in the United States, and in Canada, against Bayer AG and some of its subsidiaries, among other unaffiliated defendants. These lawsuits, involving allegations of unlawful collusion on prices for certain rubber and polyester polyol product lines, are at different stages.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
The financial risk associated with all of the above litigation is currently not quantifiable, so it was not possible to take accounting measures with respect to the above litigation as a whole. The company established provisions in the amount of €18 million in the third quarter to reflect the status of ongoing settlement negotiations regarding some of the claims relating to certain rubber products. Under the agreements concluded with Lanxess in connection with the spin-off, 30 percent of this amount must be borne by Lanxess. Bayer is prepared to consider further settlements should they be in the interest of the company. The company expects that, in the course of the abovementioned governmental proceedings and civil damages suits, significant expenses will become necessary that may be of material importance to the company. However, the company still does not expect these charges to weaken its long-term financial position or fundamentally hinder the successful implementation of its business strategy.
In the United States, civil actions are also pending involving allegations of unlawful collusion on prices for polyether polyols and other precursors for urethane products. These lawsuits are generally at an early stage.
Subsequent Events
Avelox ® now also registered in Japan
Bayer HealthCare AG’s Japanese subsidiary Bayer Yakuhin Ltd. has been granted marketing authorization by the country’s Ministry of Health, Labor and Welfare for Avelox ® Tablet (moxifloxacin). The quinolone antibiotic was developed by Bayer for the treatment of respiratory tract infections. In 2003 Bayer Yakuhin and Shionogi & Co. Ltd. signed an agreement giving Shionogi exclusive marketing rights for Avelox ® in Japan. To help speed the product’s market penetration in Japan, both companies will work closely together on marketing and post-marketing surveillance. Shionogi expects to launch Avelox ® Tablet in December 2005 after National Health Insurance price listing has been obtained.
Bayer and Johnson & Johnson to collaborate on antithrombosis drug
Bayer Healthcare and Ortho-McNeil Pharmaceutical, Inc., a Johnson & Johnson company, announced on October 26 that they had concluded an agreement to jointly develop and market BAY 59-7939 for the prevention and treatment of thrombosis. BAY 59-7939 is currently undergoing Phase II clinical trials. Phase III clinical trials to assess its effectiveness in the prevention of venous thromboembolism will be initiated in the coming weeks. Under the terms of the agreement, Ortho-McNeil will share the global development costs and make an up-front and milestone payments totaling some US$ 290 million. Once the product is successfully launched in the United States, Ortho-McNeil will pay royalties of up to 30 percent, depending on sales thresholds. In addition, the agreement gives Bayer the rights to co-promote Ortho-McNeil’s Elmiron ® for the relief of bladder pain or discomfort associated with interstitial cystitis to the urology audience in the U.S. Bayer will receive the full profit from the urology prescription sales of Elmiron ® in the United States.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Bayer Stock
Key Data

€ million	Third Quarter		First Nine Months
	2004	2005	2004	2005

High for the period (€)	22.18	30.84	23.79	30.84
Low for the period (€)	18.61	26.78	18.26	22.03
Average daily share turnover on German stock exchanges (million)	3.6	3.9	4.2	4.3

				Change
				Sept. 30, 2005/
	Sept. 30,	Sept. 30,	Dec. 31,	Dec. 31, 2004
	2004	2005	2004	%

Share price (€)	20.63	30.49	23.36	+ 30.5
Market capitalization (€ million)	15,067	22,268	17,061	+ 30.5
Stockholders’ equity (€ million)	11,329	11,155	10,943	+ 1.9
Number of shares entitled to the dividend (million)	730.34	730.34	730.34	0.0

DAX	3,893	5,044	4,256	+ 18.5
Based on Xetra prices, Frankfurt Stock Exchange
Bayer stock continued its upward trend, gaining 30.5 percent over the nine-month period through September 2005 and thus significantly outperforming both the DAX (+18.5 percent) and the DJ EURO-STOXX 50 (+18.8 percent). The closing price of €30.84 on September 9, 2005 represented a three-year high.

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Bayer Group Consolidated Statements of Income

€ million	Third Quarter		First Nine Months
	2004	2005	2004	2005

Net sales	5,485	6,531	17,167	20,288
Cost of goods sold	(2,975)	(3,637)	(8,984)	(10,990)
Gross profit	2,510	2,894	8,183	9,298

Selling expenses	(1,319)	(1,404)	(3,946)	(4,134)
Research and development expenses	(460)	(448)	(1,381)	(1,355)
General administration expenses	(352)	(354)	(1,032)	(1,062)
Other operating income	240	633	631	1,422
Other operating expenses	(353)	(451)	(925)	(1,549)
Operating result (EBIT)	266	870	1,530	2,620

Expense from investments in affiliated companies — net	(9)	(7)	(108)	(3)
Interest expense — net	(67)	(116)	(167)	(276)
Other non-operating expense — net	(85)	(59)	(216)	(163)
Non-operating result	(161)	(182)	(491)	(442)

Income before income taxes	105	688	1,039	2,178

Income taxes	(92)	(183)	(436)	(645)

Income from continuing operations after taxes	13	505	603	1,533

Income (loss) from discontinued operations after taxes	27	(9)	11	20

Income after taxes	40	496	614	1,553
of which
attributable to minority interest	(12)	3	(3)	2
attributable to Bayer AG stockholders (net income)	52	493	617	1,551

Earnings per share (€)
From continuing operations
Basic	0.02	0.69	0.83	2.10
Diluted	0.02	0.69	0.83	2.10
From continuing and discontinued operations
Basic	0.07	0.68	0.84	2.12
Diluted	0.07	0.68	0.84	2.12
2004 figures restated

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Bayer Group Consolidated Balance Sheets

€ million	Sept. 30,	Sept. 30,	Dec. 31,
	2004	2005	2004

Assets
Noncurrent assets
Goodwill and other intangible assets	6,071	7,740	5,952
Property, plant and equipment	7,934	8,018	7,662
Investments in associates	743	786	744
Financial assets	863	1,169	1,235
Other assets	143	206	19
Deferred taxes	1,667	1,952	1,219
	17,421	19,871	16,831
Current assets
Inventories	4,792	5,668	4,738
Trade accounts receivable	4,655	5,414	4,475
Financial assets	593	612	728
Other assets	1,381	996	1,637
Claims for tax refunds	715	803	823
Liquid assets	2,820	3,040	3,599
	14,956	16,533	16,000

Assets held for sale and discontinued operations	4,702	0	4,757

Total assets	37,079	36,404	37,588

Stockholders’ Equity and Liabilities
Equity attributable to Bayer AG stockholders
Capital stock of Bayer AG	1,870	1,870	1,870
Capital reserves of Bayer AG	2,942	2,942	2,942
Revaluation surplus	0	66	66
Retained earnings	8,811	7,537	8,813
Net income	617	1,551	685
Other comprehensive income (loss)	(3,019)	(3,003)	(3,544)
of which
comprehensive income (loss) from discontinued operations	(119)	0	(144)
	11,221	10,963	10,832
Equity attributable to minority interest	108	192	111

Total stockholders’ equity	11,329	11,155	10,943

Liabilities
Noncurrent liabilities
Provisions for pensions and other post-employment benefits	6,283	7,063	6,219
Other provisions	1,251	1,621	1,169
Financial liabilities	6,582	7,086	7,025
Miscellaneous liabilities	164	386	203
Deferred taxes	1,039	587	644
	15,319	16,743	15,260

Current liabilities
Other provisions	2,837	2,742	2,742
Financial liabilities	1,637	2,199	2,166
Trade accounts payable	1,450	1,571	1,759
Tax liabilities	350	327	456
Miscellaneous liabilities	1,710	1,667	1,875
	7,984	8,506	8,998
Liabilities directly related to assets held for sale and discontinued operations	2,447	0	2,387

Total liabilities	25,750	25,249	26,645

Total stockholders’ equity and liabilites	37,079	36,404	37,588
2004 figures restated

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Bayer Group Consolidated Statements of Cash Flows

€ million	Third Quarter		First Nine Months
	2004	2005	2004	2005

Operating result (EBIT)	266	870	1,530	2,620
Income taxes	(68)	(75)	(440)	(498)
Depreciation and amortization	481	500	1,463	1,366
Change in pension provisions	(42)	(366)	(306)	(529)
(Gains) losses on retirements of noncurrent assets	(10)	(9)	(41)	(30)
Gross cash flow*	627	920	2,206	2,929

Decrease (increase) in inventories	(208)	(52)	(348)	(394)
Decrease (increase) in trade accounts receivable	96	453	(542)	(103)
Increase (decrease) in trade accounts payable	(126)	(120)	(364)	(464)
Changes in other working capital	136	237	443	259
Net cash provided by (used in) operating activities (net cash flow, continuing operations)	525	1,438	1,395	2,227
Net cash provided by (used in) operating activities (net cash flow, discontinued operations)	129	(12)	106	(34)
Net cash provided by (used in) operating activities (net cash flow, total)	654	1,426	1,501	2,193

Cash outflows for additions to property, plant and equipment	(289)	(346)	(711)	(798)
Cash inflows from sales of property, plant and equipment	39	48	172	320
Cash inflows (outflows) from sales of investments	2	(1)	374	1,266
Cash outflows for acquisitions less acquired cash	(8)	(121)	(150)	(2,179)
Interest and dividends received	9	62	366	424
Cash inflows (outflows) from marketable securities	4	(34)	(79)	(125)
Net cash provided by (used in) investing activities (total)	(243)	(392)	(28)	(1,092)

Capital contributions	9	0	9	0
Bayer AG dividend and dividend payments to minority stockholders	0	(16)	(548)	(478)
Issuances of debt	20	1,412	405	1,853
Retirements of debt	(337)	(1,052)	(834)	(2,262)
Interest paid	(157)	(190)	(632)	(736)
Net cash provided by (used in) financing activities (total)	(465)	154	(1,600)	(1,623)

Change in cash and cash equivalents due to business activities (total)	(54)	1,188	(127)	(522)

Cash and cash equivalents at beginning of period	2,666	1,698	2,734	3,570

Change in cash and cash equivalents due to changes in scope of consolidation	4	0	4	(196)
Change in cash and cash equivalents due to exchange rate movements	(6)	1	(1)	35

Cash and cash equivalents at end of period	2,610	2,887	2,610	2,887

Marketable securities and other instruments	210	153	210	153

Liquid assets as per balance sheets	2,820	3,040	2,820	3,040
2004 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Bayer Group Consolidated Statements
of Recognized Income and Expense

€ million	Third Quarter		First Nine Months
	2004	2005	2004	2005

Changes in fair values of hedging instruments and securities held for sale, recognized in stockholders’ equity	(15)	40	3	32
Exchange differences on translation of foreign operations	(91)	7	95	686
Actuarial gains/losses on defined benefit obligations for pensions and other post-employment benefits	(513)	34	(538)	(1,149)
Deferred taxes on valuation adjustments offset directly against stockholders’ equity	199	(17)	242	449
Valuation adjustments recognized directly in stockholders’ equity	(420)	64	(198)	18
Income after taxes	40	496	614	1,553
Total income and expense recognized in the financial statements	(380)	560	416	1,571

Bayer Group Consolidated Statements
of Changes in Stockholders’ Equity

	Equity attributable to Bayer AG stockholders
					Other
					compre-			Total
€ million	Capital stock			Net	hensive			stock-
	and reserves	Revaluation	Retained	income	income		Minority	holders’
	of Bayer AG	surplus	earnings	(loss)	(loss)	Total	interest	equity

December 31, 2003	4,812	0	10,479	(1,303)	(2,821)	11,167	123	11,290
Dividend payments				(365)		(365)		(365)
Allocation from retained earnings			(1,668)	1,668		0		0
Other changes in stockholders’equity					(440)	(440)	(15)	(455)
Taxes on transactions directly recognized in stockholders’equity					242	242		242
Net income				617		617		617
September 30, 2004	4,812	0	8,811	617	(3,019)	11,221	108	11,329

December 31, 2004	4,812	66	8,813	685	(3,544)	10,832	111	10,943
Spin-off of Lanxess			(1,559)		523	(1,036)	86	(950)
Dividend payments				(402)		(402)		(402)
Allocation to retained earnings			283	(283)		0		0
Other changes in stockholders’equity					(431)	(431)	(5)	(436)
Taxes on transactions directly recognized in stockholders’equity					449	449		449
Net income				1,551		1,551		1,551
September 30, 2005	4,812	66	7,537	1,551	(3,003)	10,963	192	11,155

Interim Report as of September 30, 2005/Notes
Bayer Stockholders’ Newsletter
Key Data by Segment
€ million

	Healthcare
	Pharmaceuticals,		Consumer		Diabetes Care,		Animal
Third Quarter	Biological		Care		Diagnostics		Health
	Products
	2004	2005	2004	2005	2004	2005	2004	2005

Net sales (external)	916	1,029	347	590	503	542	195	212
— Change in €	– 17.4%	+ 12.3%	– 4.4%	+ 70.0%	+ 4.4%	+ 7.8%	– 4.4%	+ 8.7%
— Change in local currencies	–14.8%	+ 10.9%	+ 1.6%	+ 68.8%	+ 9.1%	+ 6.7%	+ 0.1%	+ 6.7%
Intersegment sales	9	19	0	0	0	0	1	3
Operating result (EBIT)	96	188	56	74	66	104	58	61
Return on sales	10.5%	18.3%	16.1%	12.5%	13.1%	19.2%	29.7%	28.8%
Gross cash flow*	91	155	47	84	85	83	30	48
Net cash flow*	103	253	29	90	76	104	39	91
Depreciation and amortization	40	68	18	32	43	57	5	5

First Nine Months
Net sales (external)	2,939	2,969	1,006	1,705	1,457	1,564	598	640
— Change in €	–9.9%	+ 1.0%	– 4.5%	+ 69.5%	+ 4.8%	+ 7.3%	+ 0.2%	+ 7.0%
— Change in local currencies	–6.2%	+ 1.2%	+ 2.1%	+ 69.9%	+ 9.9%	+ 8.1%	+ 5.1%	+ 7.2%
Intersegment sales	27	38	3	16	1	1	3	5
Operating result (EBIT)	326	383	156	119	154	213	135	153
Return on sales	11.1%	12.9%	15.5%	7.0%	10.6%	13.6%	22.6%	23.9%
Gross cash flow*	276	335	140	152	205	228	89	115
Net cash flow*	226	304	112	184	227	218	84	120
Depreciation and amortization	124	145	52	89	128	139	17	16

2004 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report as of September 30, 2005/Notes
Bayer Stockholders’ Newsletter
€ million

	CropScience				MaterialScience
			Environmental
Third Quarter	Crop		Science,								Continuing
	Protection		BioScience		Materials		Systems		Reconciliation		Operations
	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005

Net sales (external)	956	979	168	192	839	1,030	1,389	1,609	172	348	5,485	6,531
— Change in €	+ 0.8%	+ 2.4%	–5.1%	+ 14.3%	+ 19.2%	+ 22.8%	+ 17.4%	+ 15.8%			+ 3.0%	+ 19.1%
— Change in local currencies	+ 5.2%	– 1.7%	–1.1%	+ 11.7%	+ 24.0%	+ 22.3%	+ 21.5%	+ 14.6%			+ 6.9%	+ 17.4%
Intersegment sales	10	15	1	3	0	3	18	35	(39)	(78)
Operating result (EBIT)	(85)	53	(11)	17	76	192	43	214	(33)	(33)	266	870
Return on sales	(8.9)%	5.4%	(6.5)%	8.9%	9.1%	18.6%	3.1%	13.3%			4.8%	13.3%
Gross cash flow*	114	114	29	41	89	194	74	214	68	(13)	627	920
Net cash flow*	139	118	100	183	25	149	(26)	345	40	105	525	1,438
Depreciation and amortization	139	122	38	35	55	55	88	81	55	45	481	500

First Nine Months
Net sales (external)	3,724	3,714	774	805	2,339	2,998	3,857	4,919	473	974	17,167	20,288
— Change in €	+ 3.8%	–0.3%	+ 1.3%	+ 4.0%	+ 11.8%	+ 28.2%	+ 9.7%	+ 27.5%			+ 2.1%	+ 18.2%
— Change in local currencies	+ 7.8%	–1.4%	+ 6.0%	+ 4.5%	+ 16.6%	+ 29.6%	+ 14.2%	+ 28.3%			+ 6.4%	+ 18.4%
Intersegment sales	43	43	5	11	6	10	64	109	(152)	(233)
Operating result (EBIT)	317	485	125	161	186	513	283	626	(152)	(33)	1,530	2,620
Return on sales	8.5%	13.1%	16.1%	20.0%	8.0%	17.1%	7.3%	12.7%			8.9%	12.9%
Gross cash flow*	539	603	143	170	268	486	390	611	156	229	2,206	2,929
Net cash flow*	466	288	119	247	100	293	92	470	(31)	103	1,395	2,227
Depreciation and amortization	431	368	105	76	177	161	263	239	166	133	1,463	1,366

Interim Report as of September 30, 2005/Notes
Bayer Stockholders’ Newsletter
Key Data by Region
€ million

	Europe		North America
Third Quarter	2004	2005	2004	2005

Net sales (external) — by market	2,222	2,714	1,474	1,767
- Change in €	+ 10.2%	+ 22.1%	–14.2%	+ 19.9%
- Change in local currencies	+ 9.9%	+ 22.2%	–7.5%	+ 18.7%
Net sales (external) — by point of origin	2,424	2,959	1,494	1,788
- Change in €	+ 10.6%	+ 22.1%	– 13.6%	+ 19.7%
- Change in local currencies	+ 10.3%	+ 22.1%	–6.8%	+ 18.4%
Interregional sales	796	942	415	420
Operating result (EBIT)	169	312	(60)	399
Return on sales	7.0%	10.5%	(4.0)%	22.3%
Gross cash flow*	403	496	79	260

First Nine Months
Net sales (external) — by market	7,171	9,011	4,990	5,454
- Change in €	+ 4.2%	+ 25.7%	–6.2%	+ 9.3%
- Change in local currencies	+ 4.3%	+ 25.5%	+ 2.4%	+ 11.5%
Net sales (external) — by point of origin	7,770	9,705	5,048	5,509
- Change in €	+ 4.1%	+ 24.9%	–5.9%	+ 9.1%
- Change in local currencies	+ 4.1%	+ 24.7%	+ 2.8%	+ 11.4%
Interregional sales	2,589	2,975	1,273	1,435
Operating result (EBIT)	908	1,326	250	804
Return on sales	11.7%	13.7%	5.0%	14.6%
Gross cash flow*	1,300	1,667	467	766

2004 figures restated

*	for definition see Bayer Group Key Data on page 2

Interim Report as of September 30, 2005/Notes
Bayer Stockholders’ Newsletter

	Asia/Pacific		Latin America/		Reconciliation		Continuing
			Africa/Middle East				Operations
Third Quarter	2004	2005	2004	2005	2004	2005	2004	2005

Net sales (external) — by market	1,011	1,162	778	888			5,485	6,531
- Change in €	+ 12.2%	+ 14.9%	+ 12.4%	+ 14.1%			+ 3.0%	+ 19.1%
- Change in local currencies	+ 17.9%	+ 13.1%	+ 20.1%	+ 6.3%			+ 6.9%	+ 17.4%
Net sales (external) — by point of origin	949	1,098	618	686			5,485	6,531
- Change in €	+ 10.7%	+ 15.7%	+ 12.6%	+ 11.0%			+ 3.0%	+ 19.1%
- Change in local currencies	+ 16.6%	+ 13.9%	+ 21.9%	+ 1.2%			+ 6.9%	+ 17.4%
Interregional sales	48	42	35	52	(1,294)	(1,456)
Operating result (EBIT)	102	103	111	89	(56)	(33)	266	870
Return on sales	10.7%	9.4%	18.0%	13.0%			4.8%	13.3%
Gross cash flow*	96	100	85	93	(36)	(29)	627	920

First Nine Months
Net sales (external) — by market	2,887	3,353	2,119	2,470			17,167	20,288
- Change in €	+ 5.9%	+ 16.1%	+ 12.5%	+ 16.6%			+ 2.1%	+ 18.2%
- Change in local currencies	+ 10.9%	+ 16.9%	+ 19.3%	+ 13.2%			+ 6.4%	+ 18.4%
Net sales (external) — by point of origin	2,707	3,204	1,642	1,870			17,167	20,288
- Change in €	+ 6.9%	+ 18.4%	+ 13.4%	+ 13.9%			+ 2.1%	+ 18.2%
- Change in local currencies	+ 12.1%	+ 19.3%	+ 21.8%	+ 9.4%			+ 6.4%	+ 18.4%
Interregional sales	140	147	91	129	(4,093)	(4,686)
Operating result (EBIT)	276	385	266	223	(170)	(118)	1,530	2,620
Return on sales	10.2%	12.0%	16.2%	11.9%			8.9%	12.9%
Gross cash flow*	286	383	221	195	(68)	(82)	2,206	2,929

Interim Report as of September 30, 2005/Notes
Bayer Stockholders’ Newsletter
Notes to the Interim Report
as of September 30, 2005
Accounting policies
Like the financial statements for 2004, the unaudited, consolidated financial statements as of September 30, 2005 have been prepared according to the rules issued by the IASB, London. Reference should be made as appropriate to the notes to the 2004 statements, except as detailed below. IAS 34 (Interim Financial Reporting) has been applied in addition.
Changes in presentation in connection with the classification of assets and liabilities according to maturity as per IAS 1 (Presentation of Financial Statements) and of assets held for sale and discontinued operations as per IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations)
The previous version of IAS 1 allowed the option of classifying assets and liabilities either according to maturity or in order of liquidity. The revised version of IAS 1, developed as part of the IASB’s improvements project, prescribes classification according to maturity starting with the 2005 fiscal year.
IFRS 5, approved by the IASB on March 31, 2004, contains specific recognition principles for certain assets and liabilities held for sale and for discontinued operations. Reporting is to be based primarily on continuing operations, while assets held for sale and discontinued operations are to be stated separately in a single line item in the balance sheet, income statement and cash flow statement. The distinction between continuing and discontinued operations or assets held for sale is thus drawn differently starting on January 1, 2005 than in the financial statements as of December 31, 2004. The previous year’s figures are restated accordingly.
Provisions for pensions and other post-employment benefits
Reorganization of company pension plans in Germany and the United States
In 2005 Bayer drove forward the reorganization of its corporate pension systems around the world, particularly in Germany and the United States. The basic and supplementary pension plans for employees joining the company in Germany after January 1, 2005, have been restructured. All employees joining Bayer after this date are insured with the “Rheinische Pensionskasse” which was established for this purpose. Employees who joined Bayer prior to January 1, 2005 remain insured with the “Bayer Pensionskasse.” Unlike the Bayer Pensionskasse, the Rheinische Pensionskasse operates on the same basic principle as life insurance, encouraging employees to take responsibility for safeguarding their overall retirement incomes. In the Rheinische Pensionskasse, the employees and the company make equal contributions to finance the basic pension, which is based on a guaranteed interest rate of 2.75 percent per annum plus the distribution of any surplus.

Interim Report as of September 30, 2005/Notes
Bayer Stockholders’ Newsletter

In July 2005, management decided to modify several of Bayer’s largest pension plans in the United States, replacing these current defined-benefit plans with a purely defined-contribution plan. Pension entitlements under the modified defined-benefit plans will be determined as of December 31, 2005 and frozen. Effective January 1, 2006, Bayer will make a basic retirement contribution equal to 5 percent of eligible compensation. Further company contributions will also be made, depending on age and years of pensionable service as of December 31, 2005. These changes resulted in one-time pre-tax income of €280 million in the third quarter of 2005, after offsetting minor effects of the adjustment of pension systems in Germany. This amount breaks down among the segments as follows:

Subgroups	Segments

€ million
HealthCare		122
	Pharmaceuticals, Biological Products	47
	Consumer Care	15
	Diabetes Care, Diagnostics	52
	Animal Health	8
CropScience		54
	Crop Protection	46
	Environmental Science, BioScience	8
MaterialScience		73
	Materials	27
	Systems	46
Reconciliation		31

Bayer Group (continuing operations)		280
Change in pension accounting — application of the IAS 19 amendment
In December 2004, the IASB published an amendment to IAS 19 (Employee Benefits). The amendment introduces an additional recognition option for actuarial gains and losses arising from defined benefit plans. This option is similar to the approach provided in the U.K. standard FRS 17 (Retirement Benefits), which requires recognition of all actuarial gains and losses in a “statement of total recognized gains and losses” that is separate from the income statement.
Previously, in the Bayer Group statements, the net cumulative amounts of actuarial gains and losses outside of the “corridor” that were reflected in the balance sheet at the end of the previous reporting period were recognized in the income statement as income or expense, respectively, over the average remaining working lives of existing employees. This “corridor” was 10 percent of the present value of the defined benefit obligation or 10 percent of the fair value of plan assets, whichever was greater at the end of the previous year. Under the new method of pension accounting, unrealized actuarial gains and losses, instead of being gradually amortized according to the corridor method and recognized in income, are offset in their entirety against stockholders’ equity. Thus, no amortization of actuarial gains and losses is recognized in income.

Interim Report as of September 30, 2005/Notes
Bayer Stockholders’ Newsletter

Recognizing actuarial gains and losses in stockholders’ equity affects the amounts of receivables and of provisions for pensions and other post-employment benefits stated in the balance sheet and also requires the recognition of deferred taxes on the resulting differences. These taxes, too, are offset against the corresponding equity items.
The Group Management Board has decided to follow the recommendation of the IASB and implement the above change as of January 1, 2005 in order to enhance the transparency of our reporting. The previous year’s figures have been restated accordingly. This reporting change improves the 2004 operating result from continuing operations by €48 million and the non-operating result by €78 million. Application of IAS 19 (revised) leads to a deferred tax expense of €50 million. In view of its immateriality to 2004 EBIT of our segments, the €48 million gain has been reflected solely in the reconciliation column of the segment table. These non-cash reporting changes do not affect either gross or net cash flow. A quantitative analysis of the actuarial parameters led to an approximately €1.1 billion increase in pension obligations as of September 30, 2005 that was directly recognized in equity. The increase was due especially to a considerable drop in long-term interest rates in the principal countries.

Interim Report as of September 30, 2005/Notes
Bayer Stockholders’ Newsletter
Cessation of goodwill amortization
In March 2004, in connection with the issuance of IFRS 3, the IASB revised IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). Among the major changes is that goodwill and other intangible assets with an indefinite useful life may no longer be amortized, but must be tested annually for possible impairment. If events or changes in circumstances indicate a possible decline in value, impairment testing must be performed more frequently. Reversals of impairment losses for goodwill are prohibited. An intangible asset must be treated as having an indefinite life if it is expected to generate cash flows for the enterprise for an indefinite period of time. The revised standards apply to goodwill and other intangible assets acquired in business combinations agreed upon on or after March 31, 2004, as well as to previously acquired goodwill and other intangible assets for annual periods beginning on or after March 31, 2004.
Scope of consolidation
On September 30, 2005, the Bayer Group had a total of 289 fully or proportionately consolidated companies, compared with 349 companies on December 31, 2004. The reduction is due mainly to the deconsolidation of 61 Lanxess companies.
The acquisition of the global OTC business of Roche is largely complete, resulting in the following changes in Group assets and liabilities:

OTC Acquisition*
€ million	Book Value	Step Up	Fair Value

Intangible assets	0	1,142	1,142
Goodwill	0	592	592
Property, plant and equipment	142	9	151
Inventories	96	57	153
Other acquired assets and assumed liabilities	67	(25)	42

*	We also purchased from Roche at the end of 2004 the remaining 50 percent interest in the OTC joint venture in the U.S.
Since we have combined the sales forces, distribution function, and support functions — such as controlling — in our legal entities, it is not practicable to separately identify EBIT of the former Roche business.

Interim Report as of September 30, 2005/Notes
Bayer Stockholders’ Newsletter
Discontinued Operations
The Board of Management and Supervisory Board of Bayer AG decided in November 2003 to separate major parts of the chemicals and polymers business from the Bayer Group. The separation took place by way of a spin-off pursuant to the German Transformation Act (Umwandlungsgesetz). On January 28, 2005, the spin-off of Lanxess from Bayer AG was entered in the commercial register and thus took legal effect. It was also decided in October 2003 to divest the plasma business of the Biological Products Division of the Bayer HealthCare subgroup.
Both the Lanxess business and the divested plasma business are reported as discontinued operations. This information, which is provided from the standpoint of the Bayer Group, is to be regarded as part of the reporting for the entire Group by analogy with our segment reporting and is not intended to portray either the discontinued operations or the remaining business of Bayer as separate entities. This presentation is thus in line with the principles for the reporting of discontinued operations according to IFRS 5.

Discontinued Operations
€  million

Third Quarter

					Total
					Discontinued
	Lanxess		Plasma		Operations
	2004	2005**	2004***	2005	2004***	2005

Net sales (external)	1,471	0	109	0	1,580	0
Operating result (EBIT)	(4)	0	(10)	(14)	(14)	(14)
Income (loss) after taxes	33	0	(6)	(9)	27	(9)
Gross cash flow*	62	0	11	0	73	0
Net cash flow*	137	0	(8)	(12)	129	(12)
Net investing cash flow	(56)	0	(3)	(46)	(59)	(46)
Net financing cash flow	(82)	0	12	58	(70)	58

First Nine Months
Net sales (external)	4,541	503	302	124	4,843	627
Operating result (EBIT)	94	62	(11)	(28)	83	34
Income (loss) after taxes	18	38	(7)	(18)	11	20
Gross cash flow*	286	51	23	4	309	55
Net cash flow*	153	(80)	(47)	46	106	(34)
Net investing cash flow	(118)	(19)	(7)	180	(125)	161
Net financing cash flow	(36)	99	55	(226)	19	(127)

*	for definition see Bayer Group Key Data on page 2

**	figures for January only

***	2004 figures restated. Contrary to the presentation in last year’s publications, activities outside the United States are now reflected in continuing operations

Interim Report as of September 30, 2005/Notes
Bayer Stockholders’ Newsletter
Bayer sold its plasma business to Talecris BioTherapeutics effective March 31, 2005. The figures for the second and third quarters were developed in light of the adjustments made to the purchase price and of subsequent costs, diminishing EBIT by €50 million, income after taxes by €32 million, net cash flow by €2 million, and the net investing cash inflow — which includes the purchase price — by €46 million.
Segment reporting
The spin-off of Lanxess and the acquisition of the Roche OTC business have led to a shift in the relative sizes of our businesses in terms of sales, EBIT and assets. In compliance with IAS 14 (Segment Reporting), we have therefore adjusted our segmentation effective January 1, 2005 to reflect the new Group structure.
In line with the increased importance of our Consumer Care Division, the previous Consumer Care, Diagnostics segment has been split into two reporting segments. The new Consumer Care segment comprises both our existing Consumer Care business and the OTC business acquired from Roche. Our diagnostics activities, comprising the Diabetes Care and Diagnostics divisions, are now reported as a separate segment called Diabetes Care, Diagnostics.
The Bayer CropScience subgroup was presented in the 2004 financial statements as a single segment. We are now reporting Crop Protection as a separate segment, consisting of the strategic business units Insecticides, Fungicides, Herbicides and Seed Treatment. The new Environmental Science, BioScience segment comprises the Environmental Science and BioScience business groups.
The Bayer MaterialScience subgroup is divided for reporting purposes into the Materials and Systems segments as before.
Leverkusen, November 2, 2005
Bayer Aktiengesellschaft
The Board of Management

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Financial Calendar
Q3 2005 Interim Report
Wednesday, November 9, 2005
2005 Annual Report
Monday, March 6, 2006
Q1 2006 Interim Report
Thursday, April 27, 2006
Annual Stockholders’ Meeting 2006
Friday, April 28, 2006
Payment of Dividend
Tuesday, May 2, 2006
Q2 2006 Interim Report
Tuesday, August 1, 2006
Q3 2006 Interim Report
Tuesday, October 31, 2006

Interim Report as of September 30, 2005
Bayer Stockholders’ Newsletter
Masthead
Publisher
Bayer AG
Communications
51368 Leverkusen
Germany
Editor
Ute Bode
Phone +49 214 30 58992
Email: ute.bode.ub@bayer-ag.de
English Edition
Bayer Industry Services
GmbH & Co. OHG
Central Language Service
Investor Relations
Peter Dahlhoff
Phone +49 214 30 33022
Email: peter.dahlhoff.pd1@bayer-ag.de
Orders/Distribution
Michael Heinrich
Phone +49 214 30 57546
Email: serviceline@bayer-ag.de
Date of Publication
November 9, 2005
Many business and financial terms are
explained on the Bayer Investor Relations
website at www.investor.bayer.com
> Stock > Glossary
Bayer on the Internet
www.bayer.com
If you would like to receive the Bayer Stockholders’ Newsletter in electronic rather than print form in future, please email serviceline@bayer-ag.de
Forward-Looking Statements
This Stockholders’ Newsletter contains forward-looking statements. These statements use words like “believes”, “assumes”, “expects” or similar formulations. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of our company and those either expressed or implied by these statements.
These factors include, among other things:
•	Downturns in the business cycle of the industries in which we compete;

•	new regulations, or changes to existing regulations, that increase our operating costs or otherwise reduce our profitability;

•	increases in the price of our raw materials, especially if we are unable to pass these costs along to customers;

•	loss or reduction of patent protection for our products;

•	liabilities, especially those incurred as a result of environmental laws or product liability litigation;

•	fluctuation in international currency exchange rates as well as changes in the general economic climate; and

•	other factors identified in this Stockholders’ Newsletter.
These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). In view of these uncertainties, we caution readers not to place undue reliance on these forward-looking statements. We assume no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft
(Registrant)

	By:	/s/ ppa. Dr. Alexander Rosar

Name: Dr. Alexander Rosar
Title: Head of Investor Relations

	By:	/s/ Dr. Armin Buchmeier

Name: Dr. Armin Buchmeier
Title: Senior Counsel

Date: November 9, 2005